Contact

www.linkedin.com/in/
rachaelkierych (LinkedIn)
www.robinskaplan.com/lawyers/
rachael-kierych (Personal)

Top Skills

Legal Writing

Commercial Litigation

Corporate Law

Rachael Kierych

General Counsel and Commercial Litigation
New York, New York, United States

Summary

Rachael is an attorney that has concentrated her practice in complex commercial litigation. She has litigated a broad range of commercial disputes including breach of contract, fraud, fraudulent conveyances, fiduciary duty, and business tort matters, as well as securities litigations. She has appeared before the federal and state courts in multiple jurisdictions, and is well versed in alternative dispute resolution conducting arbitrations before FINRA and AAA. In addition, Rachael has served as General Counsel and on the Board of Directors for numerous start-up ventures throughout her career, overseeing compliance, corporate governance, licensing, financials and contract review.

Rachael earned her Juris Doctor at Fordham University in New York. While there she served as business editor for the Brendan Moore Trial Advocacy Center, and was a staff member for the Fordham Environmental Law Review. She earned a Bachelor of Arts degree in Government from the University of Texas, Austin, where she made the Dean's List while earning the Distinguished College Scholar Award. She earned admission to the New Jersey State Bar in 2012, followed by New York (2013) and California (2014). Named a Super Lawyers Rising Star each year from 2015 to 2018, Kierych was an Anderson Kill Eugene Anderson award winner in 2017.

Experience

Rachael Kierych Attorney at Law
Attorney
June 2018 - Present (5 years 1 month)

Robins Kaplan LLP
Associate
January 2018 - June 2018 (6 months)
Greater New York City Area

Anderson Kill
Associate
June 2013 - January 2018 (4 years 8 months)
Greater New York City Area

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Education

Fordham University School of Law
J.D. · (2009 - 2012)

The University of Texas at Austin
Bachelor of Arts (BA), Political Science and Government · (2006 - 2008)